Filed Pursuant to 424(b)(3) File No. 333-239925

CPG COOPER SQUARE INTERNATIONAL EQUITY, LLC

SUPPLEMENT TO THE PROSPECTUS

AND STATEMENT OF ADDITIONAL INFORMATION

JULY 2022

Class A Units

Class I Units

The information set forth below supplements and supersedes any contrary information contained in the Prospectus and Statement of Additional Information ("SAI"), each dated January 28, 2022, of CPG Cooper Square International Equity, LLC (the "Fund"). Prospective Investors are urged to read carefully the Fund's Prospectus and Limited Liability Company Agreement, as amended and restated from time to time. The Prospectus and SAI, and supplements thereto, are published on the Fund's website (http://www.coopersquarefund.com). The SAI also is available upon request and without charge by writing the Fund at its principal office, or by calling (collect) (212) 317-9200.

Capitalized terms not otherwise defined herein shall have the same meaning as provided in the Prospectus. If the prospective Investor wishes to invest in the Fund, the Investor must complete, execute and return the Fund's Investor Certificate.

*                          *                         *

The following replaces any contrary information contained in Prospectus and SAI:

Repurchase of Units and Transfers--Repurchases of Units

The Fund, from time to time, may provide liquidity to Investors by offering to repurchase Units pursuant to written tenders by Investors. In determining whether the Fund should offer to repurchase Units, the Board will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser anticipates that it will recommend to the Board that the Fund offer to repurchase Units from Investors on a quarterly basis, with such repurchases to occur at the value of Units determined as of each March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, on the immediately preceding business day) (each such date is referred to as a "Tender Offer Valuation Date"). The Adviser also expects that, generally, it will recommend to the Board that each repurchase offer should apply to 25% of the net assets of the Fund. In certain circumstances, however, the Board may determine not to conduct a repurchase offer, or to conduct a repurchase offer of more or less than 25% of the Fund's net assets.

In determining whether to accept a recommendation to conduct a repurchase offer at any such time, the Board will consider the following factors, among others:

● whether any Investors have requested to tender Units to the Fund;

● the liquidity of the Fund's assets;

● the investment plans and working capital and reserve requirements of the Fund;

● the relative economies of scale of the tenders with respect to the size of the Fund;

● the history of the Fund in repurchasing Units;

● the availability of information as to the value of the Fund's investments;

● the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

● any anticipated tax consequences to the Fund of any proposed repurchases of Units; and

● the recommendations of the Adviser.

Each repurchase offer generally will commence at least 20 business days prior to the applicable Tender Offer Valuation Date and expire near to (but prior to the close of business on) such Tender Offer Valuation Date (the “Tender Offer Expiration Date”). Investors tendering Units for repurchase must do so on or before such date.

The Fund will repurchase Units from Investors pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all Investors. When the Board determines that the Fund will repurchase Units, notice will be provided to Investors describing the terms of the offer, containing information Investors should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Investors deciding whether to tender their Units during the period that a repurchase offer is open may obtain the Fund's most recently available net asset value per Unit by contacting the Adviser during the period.

If a repurchase offer is oversubscribed by Investors who tender Units, the Board may: (i) repurchase a pro rata portion of the Units tendered; (ii) increase the number of Units to be repurchased in accordance with Rule 13e-4 under the Exchange Act; (iii) extend the repurchase offer, if necessary, and increase the amount of Units that the Fund is offering to purchase; or (iv) take any other action permitted by applicable law and the LLC Agreement. As a result, in any particular repurchase offer, tendering Investors may not have all of their tendered Units repurchased by the Fund. In addition, the Fund may repurchase Units of Investors if, among other reasons, the Board determines that such repurchase would be in the interests of the Fund.

Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Units from Investors by the applicable repurchase offer deadline.

The Fund does not impose any charges in connection with repurchases of Units unless the Unit is held for less than one year. A 2% early repurchase fee will be charged by the Fund with respect to any repurchase of Units from an Investor at any time prior to the day immediately preceding the one-year anniversary of the Investor's initial purchase of Units. The early repurchase fee will be retained by the Fund and will be for the benefit of the Fund's remaining Investors. An early repurchase fee payable by an Investor may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. In the event that (i) Mr. Clark ceases to serve as a portfolio manager of the Fund, or (ii) Messrs. Clark and Pickering cease to serve as the portfolio managers of the Fund, a 2% early repurchase fee will not be charged by the Fund with respect to Units purchased prior to the portfolio management change that are tendered in the repurchase offer that commences immediately following the portfolio management change. If the repurchase offer that commences immediately following the portfolio management change is oversubscribed, and the Board determines that the Fund will repurchase a pro rata portion of the Units tendered, the 2% early repurchase fee will not be charged by the Fund with respect to Units purchased prior to the portfolio management change that are tendered in any subsequent repurchase offer; this obligation will cease once there is a repurchase offer in which the Fund repurchases all of the Units tendered in the repurchase offer.

Units will be repurchased by the Fund after the Management Fee, Distribution and Servicing Fee and Incentive Fee, if any, have been deducted from the Fund's assets as of the end of the quarter in which the repurchase occurs (i.e., the accrued Management Fee, Distribution and Servicing Fee and Incentive Fee, if any, for the quarter in which Units are to be repurchased are deducted before effecting the repurchase).

Each tendering Investor will receive in cash an amount equal to the net asset value, as of the respective Tender Offer Valuation Date, of the Investor's tendered Units. Payment for tendered Units will be made as promptly as practicable after the applicable Tender Offer Expiration Date, expected to be within five business days of that date.

If the Fund's repurchase procedures must be revised in order to comply with regulatory requirements, the Board of Directors will adopt modified procedures reasonably designed to provide Investors substantially the same liquidity for Units as would be available under the procedures described above. Repurchase offers principally will be funded by cash, cash equivalents or borrowings, as well as by the sale of certain liquid securities.

The Fund may be required to report to the U.S. Internal Revenue Service (the "IRS") and each Investor the cost basis and holding period for each respective Investor's Units repurchased by the Fund. The Fund has elected the "first in–first out" method as the default cost basis method for purposes of this requirement. Units tendered for repurchase will be treated as having been repurchased on a "first in–first out" basis. If an Investor wishes to accept the "first in–first out" method as its default cost basis calculation method in respect of the Units in its account, the Investor does not need to take any additional action. If, however, an Investor wishes to affirmatively elect an alternative cost basis calculation method in respect of the Units in its account, the Investor must contact the Administrator to obtain and complete a cost basis election form. The cost basis method applicable to a particular Unit repurchase may not be changed after the valuation date established by the Fund in respect of that repurchase.

Substantial requests for the Fund to repurchase Units could require the Fund to sell certain investments earlier than the Adviser would have desired to meet the repurchase requests. Such sales may potentially result in losses to the Fund, and may increase the Fund's investment related expenses as a result of higher portfolio turnover rates and, accordingly, may increase the Fund's expenses as a percentage of its net assets. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Investors who do not tender their Units in a repurchase offer by increasing the Fund's expenses and reducing any net investment income.

An Investor tendering for repurchase only a portion of its Units must maintain an investment balance of at least $25,000 after the repurchase is effected. If an Investor tenders an amount that would cause the Investor's investment balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the Investor so that the required minimum balance is maintained. The Fund also may repurchase all of the Investor's Units in the Fund.

The Fund may, at any time, repurchase from Investors involuntarily Units at their then net asset value in accordance with the LLC Agreement and Section 23 of the 1940 Act, and any applicable rules thereunder. In the event that the Adviser or any of its affiliates holds Units in the capacity of an Investor, the Units may be tendered for repurchase in connection with any repurchase offer made by the Fund.

Investment Program Risks

Among the risks that may affect the value and liquidity of the Fund’s investments are geopolitical risks such those arising from the Russian invasion of the Ukraine and economic risks associated with recessions, rapidly increasing interest rates and inflation in various economies.

Other than Macquarie Bank Limited ABN 46 008 583 542 ("Macquarie Bank"), any Macquarie Group entity noted in this document is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these other Macquarie Group entities do not represent deposits or other liabilities of Macquarie Bank. Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these other Macquarie Group entities. In addition, if this document relates to an investment, (a) the investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group entity guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.